Exhibit 99.1

CIBC Announces First Quarter 2024 Results

Toronto, ON – February 29, 2024 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2024.

First quarter highlights

	Q1/24	Q1/23 (1)	Q4/23 (1)	YoY Variance	QoQ Variance
Revenue	$6,221 million	$5,929 million	$5,847 million	+5%	+6%
Reported Net Income	$1,728 million	$433 million	$1,485 million	+299%	+16%
Adjusted Net Income (2)	$1,770 million	$1,842 million	$1,522 million	-4%	+16%
Adjusted pre-provision, pre-tax earnings (2)	$2,862 million	$2,662 million	$2,452 million	+8%	+17%
Reported Diluted Earnings Per Share (EPS)	$1.77	$0.39	$1.53	+354%	+16%
Adjusted Diluted EPS (2)	$1.81	$1.94	$1.57	-7%	+15%
Reported Return on Common Shareholders’ Equity (ROE) (3)	13.5%	3.1%	11.8%
Adjusted ROE (2)	13.8%	15.5%	12.2%
Net interest margin on average interest-earnings assets (3)(4)	1.43%	1.49%	1.44%
Net interest margin on average interest-earnings assets (excluding trading) (3)(4)	1.72%	1.66%	1.66%
Common Equity Tier 1 (CET1) Ratio (5)	13.0%	11.6%	12.4%

“These first quarter results demonstrate our success in executing on our client-focused strategy which is delivering results for our stakeholders,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “We have clear momentum in attracting and deepening client relationships, underpinned by continued expense discipline, a robust capital position, and strong credit quality, giving us a strong foundation as we continue to proactively manage our bank to further our progress and momentum in 2024.”

Results for the first quarter of 2024 were affected by the following items of note aggregating to a negative impact of $0.04 per share:

•

$91 million ($68 million after-tax) charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management);

•

$37 million recovery to income tax that would be eliminated by a Federal proposal, if enacted in its current form(6) ($52 million tax equivalent basis (TEB) revenue and tax expense in Capital Markets and Direct Financial Services with offsets in Corporate and Other; $37 million tax recovery in Capital Markets and Direct Financial Services); and

•	$15 million ($11 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(5) was 13.0% at January 31, 2024, compared with 12.4% at the end of the prior quarter. CIBC’s leverage ratio(5)(7) and liquidity coverage ratio(5) at January 31, 2024 were 4.3% and 137%, respectively.

Core business performance

Canadian Personal and Business Banking reported net income of $650 million for the first quarter, up $60 million or 10% from the first quarter a year ago, primarily due to higher revenue driven by higher net interest margin and volume growth and lower expenses, partially offset by a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(2) were $1,224 million, up $245 million from the first quarter a year ago, from higher revenue and lower adjusted(1) non-interest expenses mainly due to timing of spend on strategic initiatives.

Canadian Commercial Banking and Wealth Management reported net income of $498 million for the first quarter, up $29 million or 6% from the first quarter a year ago, primarily due to a lower provision for credit losses and higher revenue. The increase in revenue was primarily due to higher fee-based revenue from market appreciation and higher commission revenue from increased client activity in wealth management. Commercial banking revenue was comparable with the prior year as volume growth and higher fees were offset by lower loan and deposit margins. Expenses increased primarily due to higher performance-based compensation. Adjusted pre-provision, pre-tax earnings(2) were $705 million, up $19 million from the first quarter a year ago, primarily due to higher revenue in wealth management.

(1)

Certain information has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the first quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(2)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 and 4; and adjusted pre-provision, pre-tax earnings on page 5.

(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the first quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The January 31, 2024 results reflect the impacts from the implementation of Basel III reforms related to market risk and credit valuation adjustments that became effective as of November 1, 2023. The first quarter of 2024 and the fourth quarter of 2023 reflected the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the first quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(6)

This item of note reports the impact on consolidated income tax expense that could be subject to an adjustment to our reported results in future periods if a Federal tax proposal were to be substantively enacted in its current form. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(7)

The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

CIBC First Quarter 2024 News Release 1

U.S. Commercial Banking and Wealth Management reported a net loss of $9 million (US$7 million) for the first quarter, down $210 million (US$157 million or 105%) from the first quarter a year ago, primarily due to higher expenses including a $91 million (US$67 million) charge related to the special assessment imposed by the FDIC, higher provision for credit losses, lower annual performance-based mutual fund fees, lower net interest income due to higher cost of deposits partially offset by higher loan margins, and higher employee-related compensation. Adjusted pre-provision, pre-tax earnings(1) were $302 million (US$224 million), down $40 million (US$31 million) from the first quarter a year ago, due to lower revenue and higher expenses.

Capital Markets and Direct Financial Services reported net income of $612 million for the first quarter, which was comparable with the first quarter a year ago, primarily due to higher revenue, offset by higher non-interest expenses and a higher provision for credit losses. Higher revenue from our global markets, investment banking and direct financial services businesses was partially offset by lower corporate banking revenue. Expenses were up due to higher spending on strategic initiatives and higher performance-based and employee-related compensation. Adjusted pre-provision, pre-tax earnings(1) were down $34 million or 4% from the first quarter a year ago as higher revenue was more than offset by higher expenses.

Credit quality

Provision for credit losses was $585 million, up $290 million from the same quarter last year. Provision for credit losses on performing loans was up as the same quarter last year included a favourable change in our economic outlook partially offset by a higher level of unfavourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC First Quarter 2024 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the first quarter of 2024 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,497	$1,374	$681	$1,561	$108	$6,221	$507
Provision for (reversal of) credit losses	329	20	244	8	(16)	585	182
Non-interest expenses	1,280	669	478	712	326	3,465	356
Income (loss) before income taxes	888	685	(41)	841	(202)	2,171	(31)
Income taxes	238	187	(32)	229	(179)	443	(24)
Net income (loss)	650	498	(9)	612	(23)	1,728	(7)
Net income attributable to non-controlling interests	-	-	-	-	12	12	-
Net income (loss) attributable to equity shareholders	650	498	(9)	612	(35)	1,716	(7)
Diluted EPS ($)						$1.77
Impact of items of note (1)
Revenue
Recovery to income tax that would be eliminated by a Federal proposal, if enacted in its current form (2)	$-	$-	$-	$(52)	$52	$-	$-
Impact of items of note on revenue	-	-	-	(52)	52	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(8)	-	-	(15)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(91)	-	-	(91)	(67)
Impact of items of note on non-interest expenses	(7)	-	(99)	-	-	(106)	(73)
Total pre-tax impact of items of note on net income	7	-	99	(52)	52	106	73
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	1
Recovery to income tax that would be eliminated by a Federal proposal, if enacted in its current form (2)	-	-	-	(15)	52	37	-
Charge related to the special assessment imposed by the FDIC	-	-	23	-	-	23	17
Impact of items of note on income taxes	2	-	25	(15)	52	64	18
Total after-tax impact of items of note on net income	$5	$-	$74	$(37)	$-	$42	$55
Impact of items of note on diluted EPS ($)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,497	$1,374	$681	$1,509	$160	$6,221	$507
Provision for (reversal of) credit losses – adjusted	329	20	244	8	(16)	585	182
Non-interest expenses – adjusted	1,273	669	379	712	326	3,359	283
Income (loss) before income taxes – adjusted	895	685	58	789	(150)	2,277	42
Income taxes – adjusted	240	187	(7)	214	(127)	507	(6)
Net income (loss) – adjusted	655	498	65	575	(23)	1,770	48
Net income attributable to non-controlling interests – adjusted	-	-	-	-	12	12	-
Net income (loss) attributable to equity shareholders – adjusted	655	498	65	575	(35)	1,758	48
Adjusted diluted EPS ($)						$1.81

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)

This item of note reports the impact on consolidated income tax expense that could be subject to an adjustment to our reported results in future periods if a Federal tax proposal were to be substantively enacted in its current form. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	CIBC total results excludes a TEB adjustment of $68 million for the quarter ended January 31, 2024 (October 31, 2023: $62 million; January 31, 2023: $62 million).
(5)

Certain information has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the first quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(6)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

CIBC First Quarter 2024 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2023	Canadian Personal and Business Banking (5)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,458	$1,366	$672	$1,290	$61	$5,847	$492
Provision for (reversal of) credit losses	282	11	249	4	(5)	541	183
Non-interest expenses	1,307	679	387	734	333	3,440	284
Income (loss) before income taxes	869	676	36	552	(267)	1,866	25
Income taxes	232	186	(14)	169	(192)	381	(10)
Net income (loss)	637	490	50	383	(75)	1,485	35
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders	637	490	50	383	(83)	1,477	35
Diluted EPS ($)						$1.53
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(9)	$-	$(30)	$(45)	$(6)
Impact of items of note on non-interest expenses	(6)	-	(9)	-	(30)	(45)	(6)
Total pre-tax impact of items of note on net income	6	-	9	-	30	45	6
Income taxes
Amortization of acquisition-related intangible assets	2	-	3	-	3	8	2
Impact of items of note on income taxes	2	-	3	-	3	8	2
Total after-tax impact of items of note on net income	$4	$-	$6	$-	$27	$37	$4
Impact of items of note on diluted EPS ($)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,458	$1,366	$672	$1,290	$61	$5,847	$492
Provision for (reversal of) credit losses – adjusted	282	11	249	4	(5)	541	183
Non-interest expenses – adjusted	1,301	679	378	734	303	3,395	278
Income (loss) before income taxes – adjusted	875	676	45	552	(237)	1,911	31
Income taxes – adjusted	234	186	(11)	169	(189)	389	(8)
Net income (loss) – adjusted	641	490	56	383	(48)	1,522	39
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders – adjusted	641	490	56	383	(56)	1,514	39
Adjusted diluted EPS ($)						$1.57

See previous page for footnote references.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2023	Canadian Personal and Business Banking (5)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,262	$1,351	$706	$1,481	$129	$5,929	$526
Provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
Non-interest expenses	1,290	665	380	650	1,477	4,462	283
Income (loss) before income taxes	814	640	228	841	(1,351)	1,172	170
Income taxes	224	171	27	229	88	739	20
Net income (loss)	590	469	201	612	(1,439)	433	150
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders	590	469	201	612	(1,448)	424	150
Diluted EPS ($)						$0.39
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(16)	$-	$(3)	$(26)	$(12)
Increase in legal provisions	-	-	-	-	(1,169)	(1,169)	-
Impact of items of note on non-interest expenses	(7)	-	(16)	-	(1,172)	(1,195)	(12)
Total pre-tax impact of items of note on net income	7	-	16	-	1,172	1,195	12
Income taxes
Amortization of acquisition-related intangible assets	2	-	4	-	-	6	3
Increase in legal provisions	-	-	-	-	325	325	-
Income tax charge related to the 2022 Canadian Federal budget (6)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	2	-	4	-	(220)	(214)	3
Total after-tax impact of items of note on net income	$5	$-	$12	$-	$1,392	$1,409	$9
Impact of items of note on diluted EPS ($)						$1.55
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,262	$1,351	$706	$1,481	$129	$5,929	$526
Provision for (reversal of) credit losses – adjusted	158	46	98	(10)	3	295	73
Non-interest expenses – adjusted	1,283	665	364	650	305	3,267	271
Income (loss) before income taxes – adjusted	821	640	244	841	(179)	2,367	182
Income taxes – adjusted	226	171	31	229	(132)	525	23
Net income (loss) – adjusted	595	469	213	612	(47)	1,842	159
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders – adjusted	595	469	213	612	(56)	1,833	159
Adjusted diluted EPS ($)						$1.94

See previous pages for footnote references.

4 CIBC First Quarter 2024 News Release

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2024	Net income (loss)	$650	$498	$(9)	$612	$(23)	$1,728	$(7)
Jan. 31	Add: provision for (reversal of) credit losses	329	20	244	8	(16)	585	182
	Add: income taxes	238	187	(32)	229	(179)	443	(24)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,217	705	203	849	(218)	2,756	151
	Pre-tax impact of items of note (2)	7	-	99	(52)	52	106	73
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,224	$705	$302	$797	$(166)	$2,862	$224
2023	Net income (loss)	$637	$490	$50	$383	$(75)	$1,485	$35
Oct. 31(4)	Add: provision for (reversal of) credit losses	282	11	249	4	(5)	541	183
	Add: income taxes	232	186	(14)	169	(192)	381	(10)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,151	687	285	556	(272)	2,407	208
	Pre-tax impact of items of note (2)	6	-	9	-	30	45	6
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,157	$687	$294	$556	$(242)	$2,452	$214
2023	Net income (loss)	$590	$469	$201	$612	$(1,439)	$433	$150
Jan. 31(4)	Add: provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
	Add: income taxes	224	171	27	229	88	739	20
	Pre-provision (reversal), pre-tax earnings (losses) (1)	972	686	326	831	(1,348)	1,467	243
	Pre-tax impact of items of note (2)	7	-	16	-	1,172	1,195	12
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$979	$686	$342	$831	$(176)	$2,662	$255

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Certain information has been restated to reflect the adoption of IFRS 17. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the first quarter of 2024 available on SEDAR+ at www.sedarplus.com.

CIBC First Quarter 2024 News Release 5

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•	CIBC announced that $6 million will be donated to children’s charities globally, following the 39th annual CIBC Miracle Day held on December 6, 2023.
•

CIBC made an additional donation of $5 million to the CIBC Foundation, reinforcing its commitment to grow the CIBC Foundation and advancing the bank’s efforts to creating a world without limits to ambition by creating access to opportunities.

•

CIBC donated $500,000 to establish a suite of scholarships at Concordia University to empower women students, students of colour, Indigenous students, students with disabilities and students from the LGBTQ+ community.

•

CIBC teamed up with professional hockey player Connor Bedard of the Chicago Blackhawks to be ambassador for the bank and increased its donation to the Christine Sinclair Foundation to a total of $190,000 in honour of Christine ending her international soccer career with a world-record 190 goals for Canada.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2023 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

6 CIBC First Quarter 2024 News Release

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 5601311#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2024 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 8797228#) and French (514-861-2272 or 1-800-408-3053, passcode 6432963#) until 11:59 p.m. (ET) March 14, 2024. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

CIBC First Quarter 2024 News Release 7